Teva and Lonza Announce Mutual Decision to Discontinue Biologics Joint Venture

•	Teva to Pursue Its Biologics Strategy to Create a Balanced Portfolio of Biosimilars, Biobetters and Innovative Biologics.

•	Lonza to Focus on Core Expertise in Contract Manufacturing and Cell Line Development and Ceases Investing in Non-Strategic Areas.

Jerusalem and Basel, Switzerland, July 25, 2013 – Teva Pharmaceutical Industries (NYSE: TEVA) and Lonza Group (LONN: SIX) today announced that following a strategic review of the Teva-Lonza Joint Venture (TL-JV), the companies have decided to discontinue their collaboration for the development, manufacturing and marketing of biosimilars. The discontinuation of the TL-JV, which began in 2009, will enable both companies to better advance their own strategies and efforts in serving those healthcare communities. Both companies will continue to explore opportunities to maximize the value of the investments and progress that the joint venture has made to this point, and remain in agreement that affordable, efficacious and safe biosimilar treatments will bring benefits to patients and better serve these communities.

Dr. Michael Hayden, President, Global R&D and CSO of Teva stated that “Teva has a track record of success in the biologics arena and we plan to continue and build on that success. This decision supports our ability to maintain a highly selective approach in our efforts to create a balanced portfolio of biosimilars, biobetters and innovative biologics that align with our overall portfolio and areas of disease focus, and by doing so better support our patients in these areas.”

Dr. Stephan Kutzer, COO of Lonza Pharma & Biotech Market Segment stated that “With the discontinuation of the joint venture we will cease investing in areas that are not strategic to Lonza such as clinical developments and end product commercialization. In our assessment those investments in biosimilar will require more capital than initially planned and will also take more time until they reach the market. This is why we intend in the future to limit our role by focusing on our core expertise in the areas of contract manufacturing and cell line development.”

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

About Lonza
Lonza is one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries. Products and services span its customers’ needs from research to final product manufacture. It is the global leader in the production and support of chemical and biological active pharmaceutical ingredients. Biopharmaceuticals are one of the key growth drivers of the pharmaceutical and biotechnology industries. Lonza has strong capabilities in large and small molecules, peptides, amino acids and niche bioproducts which play an important role in the development of novel medicines and healthcare products. Lonza is also the world leader in microbial control providing innovative, chemistry-based and related solutions to destroy or to selectively inhibit the growth of harmful microorganisms. Its activities encompass the areas of water treatment, personal care, health and hygiene, industrial preservation, materials protection, and wood treatment. In addition, Lonza is a leader in cell-based research, endotoxin detection and cell therapy manufacturing. Furthermore, the company is a leading provider of value chemical and biotech ingredients to the nutrition and agro markets.

Lonza is headquartered in Basel, Switzerland and is listed on the SIX Swiss Exchange and secondary listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). In 2012, the company had sales of CHF 3’925 million. Further information can be found at www.lonza.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation. our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Further Information:

Teva

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656
PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7246
	Denise Bradley	United States	(215) 591-8974

Lonza

Corporate Communications	Investor Relations	Media Relations
Dominik Werner	Dirk Oehlers	Melanie Disa
Tel +41 61 316 8798	Tel +41 61 316 8540	Tel +1 201 316 9413
dominik.werner@lonza.com	dirk.oehlers@lonza.com	melanie.disa@lonza.com

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